Mail Stop 3561

May 27, 2009

By Facsimile and U.S. Mail

Mr. C. Douglas Mitchell
Chief Financial Officer and Secretary
Commerce Energy Group, Inc.
600 Anton Boulevard, Suite 2000
Costa Mesa, California 92626

> **Re:** **Commerce Energy Group, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2009**
> **File No. 1-32239**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A

General

1. All page numbers included below refer to the redlined version of the filing.

2. Throughout the filing, you state that, if the stockholders do not adopt the plan of liquidation, the director and officer of the company plan to ask the registered agent to resign without designating a replacement, causing the company's charter

to be forfeited in 30 days and the company to "cease to exist…." However, pursuant to Section 278 of the Delaware General Corporation Law, and as disclosed elsewhere in the filing in the context of the potential liquidation and dissolution of the company under the liquidation plan, the company will continue to exist for three years after the dissolution becomes effective. Please revise your disclosure to clarify.

Questions and Answers About the Plan of Liquidation and the Special Meeting, page 4

3. You state that Delaware law does not permit consideration at a special meeting of any matter not specified in the notice for the meeting. Please supplementally advise us of the section of Delaware law to which you refer.

Submission of Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 37

Nominations for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 37

4. The second to last line of the last paragraph on this page should read "…nor later than the *later* of 90 days…." [emphasis added].

Nominations for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 37

Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 38

5. In your description of the director nomination process and the process by which stockholders may make proposals for the annual meeting, you state that such nominations and proposals may be made "only pursuant to the Corporation's notice of meeting…*and* (a) by or at the discretion of the Board…*or* (b) by any stockholder" who meets certain requirements [emphasis added]. However, based on our reading of section 2.16 of your bylaws, it appears that such nominations and proposals may be made pursuant to the Corporation's notice of meeting *or* by or at the discretion of the board *or* by any stockholder who meets certain requirements. Please supplementally clarify this discrepancy to the Staff or revise your disclosure as appropriate.

Annex B

6. Please request that The Mentor Group revise its fairness opinion to indicate that it consents to your use of the opinion in the proxy statement. The opinion currently indicates that it may not be referred to publicly except in your Form 8-K.

Response Letter

7. We remind you that the three acknowledgments requested in the closing comments of this letter must be provided by the registrant, and not by counsel to the registrant on the registrant's behalf.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3725 with any questions regarding the comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Dellagrotta